US SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13d – Amendment No. 14

Under the Securities Exchange Act of 1934

Littlefield Corporation

(name of issuer)

17,937,600 shares outstanding

Common Stock, $0.001 Par Value per Share

(title of class of securities)

537590101

(CUSIP number)

Jeffrey L Minch

2501 North Lamar Boulevard

Austin, Texas 78705

512-476-5141

jminch@littlefield.com

(name, address, telephone number of person authorized to receive notices and communications)

15 February 2009

(date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:[ ]                                    box not checked.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall note be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SEC Form 13D Amendment No 14	Page: 2

1. Names of reporting persons: Jeffrey L Minch
2. Check the appropriate box if a Member of a Group: (a)[ ] box not checked (b)[ ] box not checked
3. SEC Use Only
4. Source of Funds: Personal Funds – “PF” Other – “OO”
5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) [ ]or 2(e) [ ] neither box checked
6. Citizenship: United States
Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 3,077,492
8. Shared voting power: 0
9. Sole dispositive power: 3,077,492
10. Shared dispositive power: 0
11. Aggregate amount beneficially owned by reporting person: 3,077,492
12. Check if the aggregate amount in row 11 excludes certain shares:[ ] box not checked
13. Percent of class represented by amount in row 11: 17.2%
14. Type of reporting person: Individual – “IN”

Amended items only:

Item 5. Interest in securities of the issuer.

I am the owner of 3,089,079 shares [before the actions contemplated by this filing] of Littlefield Corporation common stock, including the following holdings:

SEC Form 13D Amendment No 14	Page: 3

1.	2,736,360 shares held directly;
2.	107,399 shares held in my Company sponsored 401(K) plan;
3.	196,320 shares in an Individual Retirement Account; and
4.	49,000 shares held by a trust of which I am the trustee.

I am employed by the Littlefield Corporation as its President, Chief Executive Officer and a Director subject to an Employment Agreement.

I may from time to time acquire shares in the Company; and, I may from time to time sell shares in the Company.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

This Form 13D Amendment No. 14 is being filed as a result of the following actions:

1.	the anticipated imminent receipt of 1,182,699 shares of common stock of the Company pursuant to my Employment Agreement with the Company for the time period of 2006-8;

2.	the transfer of 1,000,000 shares of common stock of the Company for the benefit of my wife pursuant to a partition agreement, which will result in her owning these shares as her separate property;

3.	the contribution of approximately 200,000 shares of common stock of the Company each to two certain Trusts for the benefit of my children;

4.	the anticipated purchase of stock pursuant to a “deferred compensation” arrangement with the Company; and,

I have previously reported and distributed 600,000 shares of common stock to my wife as her separate property subject to a Partition Agreement. This additional 1,000,000 shares will also be distributed subject to an additional Partition Agreement. I disavow any dispositive control of these shares as a result of this distribution. I have also previously disavowed any dispositive control over any shares held by her in her Individual Retirement Account.

I have formed two Trusts for my children and am in the process of contributing approximately 200,0000 shares of common stock to each of these Trusts. One of these Trusts will sell shares of common stock of the Company to a “deferred compensation” account which is controlled by me but owned by the Company, in a negotiated sale at the current market price of Company common stock for total consideration of $72,000.

I will continue to purchase shares of the common stock of Littlefield Corporation for cash in my Company sponsored 401(K) plan and in my Individual Retirement Account.

SEC Form 13D Amendment No 14	Page: 4

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jeffrey L. Minch

Jeffrey L Minch

President, CEO

Littlefield Corporation

2501 North Lamar Boulevard

Austin, Texas 78705

512-476-5141 PH

jminch@littlefield.com

15 February 2009